UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Alere Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01449J105
(CUSIP Number)

JEROME LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1370 Sixth Avenue, 25th Floor
New York, New York 10019
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,960,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,960,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,960,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,960,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,960,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,960,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,337
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 40,337
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,059
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,059
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,007,088
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,007,088
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,088
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,862
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,862
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 772,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 772,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 184,541
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 184,541
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,249,672
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,249,672
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,917
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,917
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,330,631
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,330,631
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,440,453
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,440,453
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,440,453
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,440,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,440,453
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,440,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The Reporting Persons are parties to a Joint Filing and Solicitation Agreement previously filed as an exhibit to the Schedule 13D which included an arrangement for the sharing of certain expenses that have now been covered. Accordingly, the Reporting Persons have terminated the Joint Filing and Solicitation Agreement (as described in further detail in Item 6).  The Reporting Persons shall no longer be members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 6.  The Reporting Persons may determine to form a Section 13(d) group again in the future.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The source of funds for the purchase of the Shares reported beneficially owned by Coppersmith Capital was the working capital of the respective purchasers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Securities positions which may be held in the margin accounts, including the Shares beneficially owned by Coppersmith Capital, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

The Shares purchased by each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,960,000 Shares beneficially owned by Coppersmith Capital is approximately $50,394,374, including brokerage commissions.

The aggregate purchase price of the 40,337 Shares beneficially owned by Scopia Long is approximately $1,047,685, excluding brokerage commissions.

The aggregate purchase price of the 35,059 Shares beneficially owned by Scopia QP LLC is approximately $883,504, excluding brokerage commissions.

The aggregate purchase price of the 1,007,088 Shares beneficially owned by Scopia PX is approximately $25,365,116, excluding brokerage commissions.

The aggregate purchase price of the 35,862 Shares beneficially owned by Scopia Partners is approximately $907,424, excluding brokerage commissions.

The aggregate purchase price of the 772,115 Shares beneficially owned by Scopia Windmill is approximately $19,507,202, excluding brokerage commissions.

CUSIP NO. 01449J105

The aggregate purchase price of the 184,541 Shares beneficially owned by Scopia International is approximately $4,640,953, excluding brokerage commissions.

The aggregate purchase price of the 1,249,672 Shares beneficially owned by Scopia PX International is approximately $31,664,253, excluding brokerage commissions.

The aggregate purchase price of the 5,917 Shares beneficially owned by Scopia LB is approximately $151,005, excluding brokerage commissions.

The aggregate purchase price of the 109,822 Shares held in the Managed Account is approximately $2,844,646, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 81,753,992 Shares outstanding, as of August 5, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

A.	Coppersmith Capital

(a)	Coppersmith Capital, as the Investment Manager of the Coppersmith Accounts, may be deemed the beneficial owner of the 1,960,000 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 1,960,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,960,000
4. Shared power to dispose or direct the disposition: 0

(c)	Coppersmith Capital has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

CUSIP NO. 01449J105

B.	Mr. Lande

(a)	Mr. Lande, as a Managing Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,960,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,960,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,960,000

(c)	Mr. Lande has not engaged in any transaction in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

C.	Mr. Rosenblum

(a)	Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,960,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,960,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,960,000

(c)	Mr. Rosenblum has not engaged in any transaction in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

D.	Scopia Long

(a)	As of the close of business on the date hereof, Scopia Long beneficially owned 40,337 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 40,337
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 40,337
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

E.	Scopia QP LLC

(a)	As of the close of business on the date hereof, Scopia QP LLC beneficially owned 35,059 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 35,059
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,059
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia QP LLC since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia PX

(a)	As of the close of business on the date hereof, Scopia PX beneficially owned 1,007,088 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,007,088
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,007,088
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia Partners

(a)	As of the close of business on the date hereof, Scopia Partners beneficially owned 35,862 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 35,862
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,862
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

H.	Scopia Windmill

(a)	As of the close of business on the date hereof, Scopia Windmill beneficially owned 772,115 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 772,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 772,115
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Windmill since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia International

(a)	As of the close of business on the date hereof, Scopia International beneficially owned 184,541 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 184,541
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 184,541
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia PX International

(a)	As of the close of business on the date hereof, Scopia PX International beneficially owned 1,249,672 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,249,672
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,249,672
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

K.           Scopia LB

(a)	As of the close of business on the date hereof, Scopia LB beneficially owned 5,917 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,917
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,917
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia LB since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia LB, and the general partner of Scopia Windmill, Scopia International and Scopia PX International, may be deemed the beneficial owner of the: (i) 40,337 Shares owned by Scopia Long; (ii) 35,059 Shares owned by Scopia QP LLC; (iii) 1,007,088 Shares owned by Scopia PX; (iv) 35,862 Shares owned by Scopia Partners; (v) 5,917 Shares owned by Scopia LB; (vi) 772,115 Shares owned by Scopia Windmill; (vii) 184,541 Shares owned by Scopia International; and (viii) 1,249,672 Shares owned by Scopia PX International.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 3,330,631
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,330,631
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Scopia Management

(a)
Scopia Management, as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and of the Managed Account, may be deemed the beneficial owner of the: (i) 40,337 Shares owned by Scopia Long; (ii) 35,059 Shares owned by Scopia QP LLC; (iii) 1,007,088 Shares owned by Scopia PX; (iv) 35,862 Shares owned by Scopia Partners; (v) 772,115 Shares owned by Scopia Windmill; (vi) 184,541 Shares owned by Scopia International; (vii) 1,249,672 Shares owned by Scopia PX International; (viii) 5,917 Shares owned by Scopia LB and (ix) 109,822 Shares held in the Managed Account.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 3,440,453
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,440,453
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Management has not directly entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

N.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 40,337 Shares owned by Scopia Long; (ii) 35,059 Shares owned by Scopia QP LLC; (iii) 1,007,088 Shares owned by Scopia PX; (iv) 35,862 Shares owned by Scopia Partners; (v) 772,115 Shares owned by Scopia Windmill; (vi) 184,541 Shares owned by Scopia International; (vii) 1,249,672 Shares owned by Scopia PX International; (viii) 5,917 Shares owned by Scopia LB and (ix) 109,822 Shares held in the Managed Account.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,440,453
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,440,453

(c)
Mr. Sirovich has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 40,337 Shares owned by Scopia Long; (ii) 35,059 Shares owned by Scopia QP LLC; (iii) 1,007,088 Shares owned by Scopia PX; (iv) 35,862 Shares owned by Scopia Partners; (v) 772,115 Shares owned by Scopia Windmill; (vi) 184,541 Shares owned by Scopia International; (vii) 1,249,672 Shares owned by Scopia PX International; (viii) 5,917 Shares owned by Scopia LB and (ix)  109,822 Shares held in the Managed Account.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,440,453
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,440,453

(c)
Mr. Mindich has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 5,400,453 Shares, constituting approximately 6.6% of the Shares outstanding, are reported in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)          As of October 4, 2013, the Reporting Persons ceased to be the beneficial owners in the aggregate of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 01449J105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 4, 2013, the Reporting Persons terminated the Joint Filing and Solicitation Agreement.  A copy of such termination agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

99.1	Termination of the Joint Filing and Solicitation Agreement, dated October 4, 2013.

CUSIP NO. 01449J105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2013

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 01449J105

SCOPIA PARTNERS LLC			SCOPIA PARTNERS QP LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA PX, LLC			SCOPIA LONG LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA INTERNATIONAL MASTER FUND LP			SCOPIA PX INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA WINDMILL FUND, LP			SCOPIA LB LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

CUSIP NO. 01449J105

SCOPIA CAPITAL GP LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Manager

SCOPIA CAPITAL MANAGEMENT LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 01449J105

SCHEDULE A

Transactions in the Shares since the Filing of Amendment No. 5 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

SCOPIA LONG LLC

4,133	31.5005	10/01/2013

SCOPIA PARTNERS QP LLC

(476)	31.4328	10/01/2013

SCOPIA PX, LLC

(14,546)	31.4328	10/01/2013

SCOPIA PARTNERS LLC

487	31.5005	10/01/2013

SCOPIA WINDMILL FUND, LP

(1,795)	31.4328	10/01/2013

SCOPIA INTERNATIONAL MASTER FUND LP

(2,782)	31.4328	10/01/2013

SCOPIA PX INTERNATIONAL MASTER FUND LP

15,049	31.5005	10/01/2013

SCOPIA LB LLC

106	31.5005	10/01/2013

SCOPIA CAPITAL MANAGEMENT LLC
(Through the Scopia Managed Account)

(176)	31.4328	10/01/2013